CERTIFICATE OF DESIGNATION

     Pursuant to Section 3.2 of the Limited Liability Company Agreement

                            Preferred Interests

            FORTRESS BROOKDALE INVESTMENT FUND LLC, a Delaware limited liability company (the "Fund"), does hereby create and establish Preferred Interests and the amount thereof and the powers, preferences, duties, liabilities and obligations thereof are hereby fixed as follows:

      Section 1. Designation and Amount. The Fund shall have preferred limited liability company equity interests (the "Preferred Interests") with an aggregate liquidation preference not to exceed $100,000.

      Section 2. Dividends. Holders of Preferred Interests shall be entitled to receive when, as and if declared by the Board of Managers of the Fund, or a duly authorized committee thereof, cumulative dividends at the rate of 10% per year. Dividends on the Preferred Interests so declared shall be paid in preference to and in priority over any dividends declared and payable on the Fund's common limited liability company interests (the "Shares").

      Section 3. Liquidation Rights. The Preferred Interests will have a liquidation preference equal to $500 per Preferred Interest plus accumulated and unpaid dividends and will be redeemable in whole or in part at any time at liquidation preference.

      Section 4. Asset Coverage. Immediately after issuance, the Preferred Interests will have an asset coverage of 200%, as required under the Investment Company Act of 1940, as amended (the "Investment Company Act"). Furthermore, the Shares may not declare any dividend or distribution unless the Preferred Interests have, at the time of the dividend or distribution, an asset coverage of at least 200% after deducting the amount of the dividend or distribution.

      Section 5. Voting Rights. The Preferred Interests will have no voting rights; provided that the Preferred Interests will have the right to (a) elect two managers of the Fund at all times and to elect a majority of managers if at any time dividends on the Preferred Interests are unpaid in an amount equal to two full years' dividends and to be so represented until all dividends in arrears have been paid or otherwise provided for; and (b) vote as a class on any plan of reorganization adversely affecting such securities or on any matter requiring a vote of security holders under
Section 13(a) of the Investment Company Act. On matters on which the Preferred Interests are entitled to vote, each Preferred Interest shall have one vote.

      Section 6. Other Rights or Preferences. Unless otherwise required by law, the holders of Preferred Interests shall not have any rights or preferences other than those set forth herein or in the Fund's Limited Liability Company Agreement.

      IN WITNESS WHEREOF, FORTRESS BROOKDALE REGISTERED INVESTMENT FUND LLC has caused this Certificate to be signed by Wesley R. Edens, Chairman and Chief Executive Officer, and attested by Randal A. Nardone, Secretary, this 6th day of September, 2000.

                                    FORTRESS BROOKDALE INVESTMENT FUND LLC

                              By:   /s/ Wesley R. Edens
                                  --------------------------------
                                        Wesley R. Edens
                                        Chairman and Chief Executive Officer


Attest:


By:   /s/ Lilly Donohue
    ------------------------
          Lilly Donohue
          Assistant Secretary